UNITED STATES SECURITIES AND EXCHANGE COMMISSION	OMB APPROVAL
OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D	Estimated average burden hours per response.....15

Under the Securities Exchange Act of 1934
(Amendment No. 5)1

Gottschalks Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

383495109

(CUSIP Number)

Thomas H. McPeters, Esq.

McPeters, McAlearney, Shimoff & Hatt, A Professional Corporation

Washington Mutual Bank Building, Second Floor, 4 West Redlands Boulevard

P.O. Box 2084

Redlands, California 92373-0661

Telephone (909) 792-8919

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 15, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7(b) for other parties to whom copies are to be sent.

1The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1746 (3-00)

SCHEDULE 13D

This Amendment No. 5 (this “Amendment”) amends and supplements Items 4, 6 and 7 of the Schedule 13D (the “Schedule”) filed on August 28, 1998, as amended by Amendment No. 1 thereto filed on February 28, 2002, Amendment No. 2 thereto filed on June 4, 2002, Amendment No. 3 thereto filed on September 3, 2002 and Amendment No. 4 thereto filed on January 14, 2003 by The Harris Company (“Harris”), El Corte Ingles, S.A. (“ECI”), Joseph Levy and Bret Levy with respect to the common stock of Gottschalks Inc. (the “Company”).  All capitalized terms used but not defined in this Amendment have the meanings ascribed to such terms in the Schedule.

Item 4.                    Purpose of Transaction.

(a)           The Company, ECI, Joseph Levy and Bret Levy have entered into the First Amendment to the Stockholders’ Agreement (the “First Amendment”).  The original Stockholders’ Agreement was entered into on August 20, 1998 (the “Stockholders’ Agreement”) in connection with the acquisition by the Company of substantially all of the assets of Harris, a wholly owned subsidiary of ECI.

The Stockholders’ Agreement contained transfer restrictions upon common stock of the Company owned by ECI and Harris that expired according to their terms in August 2003.  The First Amendment deleted those transfer restriction provisions.  In addition, the First Amendment changed the term of the Stockholders’ Agreement, which was originally to expire upon the expiration of the Standstill Agreement described below. Under the First Amendment, the Stockholders’ Agreement will terminate on the date that ECI (through Harris) is no longer entitled pursuant to the Stockholders’ Agreement to a representative on the board of directors of the Company.

(b)           Concurrently and in connection with the First Amendment, the Company and ECI terminated the Standstill Agreement dated as of August 20, 1998 between ECI and the Company (the “Standstill Agreement”).  Pursuant to the Standstill Agreement, ECI and its affiliates and associates could not acquire shares of the Company’s common stock that would result in the increase of the beneficial ownership of the Company’s common stock by ECI and its affiliates and associates beyond a certain threshold.

Item 6.                    Contracts, Arrangements, Understanding or Relationships With
                                Respect to Securities of the Issuer.

Item 4 is incorporated herein by this reference.

Item 7.                    Material to be Filed as Exhibits.

Exhibit 10	First Amendment, effective on and as of December 7, 2004, to the Stockholders’ Agreement dated as of August 20, 1998 by and among ECI, the Company, Joseph Levy and Bret Levy
Exhibit 11	Termination of Standstill Agreement, effective on and as of December 7, 2004, by and between ECI and the Company

SIGNATURES

After reasonable inquiry and to the best of the undersigneds’ knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 6, 2005

THE HARRIS COMPANY, a California corporation

By:	/s/ Jorge Pont
Name:	Jorge Pont
Title:	President and Chief Executive Officer

EL CORTE INGLES, S.A., a Spanish corporation

By:	/s/ Jorge Pont
Name:	Jorge Pont
Title:	International Division Director

/s/ Joseph Levy
Joseph Levy

/s/ Bret Levy
Bret Levy

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